UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34046 / October 7, 2020

In the Matter of

Rand Capital Corporation
BlueArc Mezzanine Partners I, LP
Rand Capital SBIC, Inc.
Rand Capital Management, LLC
Rand Capital Credit, LLC

2200 Rand Building
Buffalo, NY 14203

East Asset Management, LLC

7777 NW Beacon Square Blvd.
Boca Raton, FL 33487

(812-15108)

CORRECTED ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT
COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Rand Capital Corporation, et al. filed an application on March 13, 2020, and amendments to the
application on July 24, 2020, August 19, 2020 and September 4, 2020, requesting an order under
sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1
under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d)
and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business
development companies and registered closed-end management investment companies
(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and
with affiliated investment funds and accounts.

On September 11, 2020, a notice of the filing of the application was issued (Investment
Company Act Release No. 34006). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Rand Capital Corporation, et al. (File No. 812-15108) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary